Exhibit 99.9

PRESS RELEASE

Nigeria: TotalEnergies sells its interest in SPDC JV,
retaining interest in gas supply to Nigeria LNG

Paris, July 17, 2024 – TotalEnergies announces that its subsidiary TotalEnergies EP Nigeria signed a sale and purchase agreement (SPA) with Chappal Energies for the sale of its 10% interest in the SPDC JV licenses in Nigeria.

SPDC JV is an unincorporated joint venture between Nigerian National Petroleum Corporation Ltd (55%), Shell Petroleum Development Company of Nigeria (30%, operator), TotalEnergies EP Nigeria (10%) and NAOC (5%), which holds 18 licenses in the Niger Delta.

Under the SPA signed with Chappal Energies:

•	TotalEnergies EP Nigeria will sell to Chappal Energies its 10% participating interest and all its rights and obligations in 15 licenses of SPDC JV, which are producing mainly oil. Production from these licenses represented approximately 14,000 barrels equivalent per day in Company share in 2023;

•	TotalEnergies EP Nigeria will also transfer to Chappal Energies its 10% participating interest in the 3 other licenses of SPDC JV which are producing mainly gas (OML 23, OML 28 and OML 77), while retaining full economic interest in these licenses which currently account for 40% of Nigeria LNG gas supply.

The transaction was concluded for a firm consideration of USD 860 million. Closing is subject to customary conditions, including regulatory approvals.

“TotalEnergies continues to actively manage its portfolio in Nigeria, in line with its strategy to focus on its oil offshore and gas assets. After the launch of the Ubeta gas development on OML58 license last month, this divestment of our interest in SPDC JV licenses allows us to focus our onshore Nigeria presence solely on the integrated gas value chain and is designed to ensure the continuity of feed gas supply to Nigeria LNG in the future”, said Nicolas Terraz, President Exploration & Production of TotalEnergies.

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About TotalEnergies in Nigeria

TotalEnergies has been present in Nigeria for more than 60 years and employs today more than 1,800 people across different business segments. Nigeria is one of the main contributing countries to TotalEnergies’ hydrocarbon production with 219,000 boe/d produced in 2023. TotalEnergies also operates an extensive distribution network which includes about 540 service stations in the country. In all its operations, TotalEnergies is particularly attentive to the socio-economic development of the country and is committed to working with local communities.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Corporate Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).